Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

HTM Holdings, Inc.	Delaware
940862 Ontario Inc.	Ontario, Canada
Qualtron, Inc.	Massachusetts
Radio Componentes de Mexico, S.A. de S.V.	Mexico
SMTC Asia Ltd.	Hong Kong
SMTC de Chihuahua S.A. de C.V.	Mexico
SMTC Ireland Company	Ireland
SMTC Manufacturing Corporation of California	California
SMTC Manufacturing Corporation of Canada	Ontario, Canada
SMTC Manufacturing Corporation of Colorado	Delaware
SMTC Manufacturing Corporation of Massachusetts	Massachusetts
SMTC Manufacturing Corporation of North Carolina (	North Carolina
SMTC Manufacturing Corporation of Texas	Texas
SMTC Manufacturing Corporation of Wisconsin	Wisconsin
SMTC Mex Holdings, Inc.	Delaware
SMTC Nova Scotia Company	Nova Scotia, Canada
SMTC R&D Teoranta	Ireland
SMTC Teoranta	Ireland